U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   Form 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                                   SECURITIES
             OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                          SEDONA WORLDWIDE INCORPORATED
             ------------------------------------------------------
             (Exact name of Registrant as specified in its Charter)


          Arizona                                               86-0718104
------------------------------                            ----------------------
(State or other jurisdiction of                             (I.R.S. employer
incorporation or organization)                            identification number)


                   3840 N. 16TH STREET, PHOENIX, ARIZONA 85016
                   -------------------------------------------
                    (Address of principal executive offices)


Issuer's Telephone Number:  (602) 263-9600


Securities to be registered under Section 12(b) of the Act:  none
                                                           ---------------------

Title of each class to be so registered:  n/a
                                        ----------------------------------------

Name of exchange on which each class is to be registered: n/a
                                                         -----------------------

Securities to be registered under Section 12(g) of the Act: Common Stock, no par value.
                                                            --------------------

         THIS REGISTRATION STATEMENT INCLUDES CERTAIN "FORWARD-LOOKING" STATEMENTS, INCLUDING STATEMENTS REGARDING AMONG OTHER ITEMS, THE COMPANY'S GROWTH STRATEGY, INDUSTRY AND DEMOGRAPHIC TRENDS, THE COMPANY'S ABILITY TO GENERATE ADDITIONAL SALES OF ITS PRODUCTS AND ANTICIPATED TRENDS IN ITS BUSINESS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF A NUMBER OF FACTORS, INCLUDING, BUT NOT LIMITED TO, THE COMPANY'S NEED FOR ADDITIONAL FINANCING, INTENSE COMPETITION IN VARIOUS ASPECTS OF ITS BUSINESS, THE RISKS OF RAPID GROWTH, ITS DEPENDENCE ON KEY PERSONNEL AND OTHER FACTORS DESCRIBED IN THIS REGISTRATION STATEMENT.

         SEDONA WORLDWIDE(TM)SEDONA SPA(TM)AND RED ROCK GEAR(TM)AND RED ROCK COLLECTION(TM)ARE TRADEMARKS AND TRADE NAMES OF THE COMPANY. CERTAIN TRADEMARKS AND TRADE NAMES INCLUDED IN THIS REGISTRATION STATEMENT ARE THE PROPERTY OF THIRD PARTIES AND THE USE THEREOF DOES NOT IMPLY A DIRECT OR INDIRECT ENDORSEMENT OF THE COMPANY BY SUCH THIRD pARTIES.

                                     PART I

                        ITEM 1 - DESCRIPTION OF BUSINESS

                                    BUSINESS

GENERAL

         Sedona Worldwide Incorporated, an Arizona corporation (the "Company"), is a majority-owned subsidiary of ILX Resorts Incorporated, an Arizona corporation ("ILX"). Following the effectiveness of this registration statement, ILX intends to make a distribution of all of the shares of the Company's Common Stock which ILX holds to the ILX shareholders on a pro rata basis (the "Spin-Off"). As a result of the Spin-Off, ILX's shareholders will own, in the aggregate, 80% of the Company's then outstanding capital stock. The Company is principally engaged in the development, testing, marketing, and distribution of its own proprietary "Sedona Spa" branded lines of face, hair and body care products and apparels containing ingredients or materials indigenous to, and embodying the appeal of, the Southwestern region of the U.S. and of Sedona, Arizona in particular. In addition, the Company has recently established a marketing alliance with Robert Shields, founder of Robert Shields Design, a jewelry and art design company based in Sedona, Arizona, whereby the Company will be able to offer a line of Southwestern-style jewelry and artwork similar to Mr. Shield's existing line of products. Finally, the Company markets and sells a line of apparel under the brand name "Red Rock Gear." The Company intends to introduce additional products such as natural vitamins, mineral supplements, and herbal remedy products, however, it does not currently have any arrangements in place with respect to the introduction of any such products. See "--Products" below.

         The Company's personal care products have historically been marketed primarily through direct sales at the Los Abrigados Resort & Spa, the "flagship" resort of the Company's parent corporation, ILX. In addition, these products have historically been offered as in-room amenities to guests at various ILX

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resorts and as promotional gifts to targeted customers of such resorts. However, commencing in 1998, the Company began to shift its focus to increasing the visibility, brand recognition and sales volume of its products through the distribution of such products through additional channels independent of ILX.

         The Company intends to market its existing and future planned products through various marketing media designed to capitalize upon the Company's upscale niche product offerings. Specifically, the Company intends to target consumers in the 35 to 65-year age group. The Company believes this demographic group presents the greatest opportunity for future growth as well as expansion of its existing customer base. The Company is exploring a variety of marketing strategies including catalog sales, direct mail campaigns, amenities packaging, and other incentive-based distribution channels. The Company is also exploring marketing activities in direct-response television campaigns. Additionally, the Company will continue to offer its products at the ILX resorts.

         All of the Company's production and packaging activities are currently conducted by third parties through contractual arrangements in accordance with the Company's specifications. Inventory of the Company's products, distribution and customer service are handled in-house at the Company's principal offices. However, such activities may in the future also be conducted by third parties in response to increased sales volume if the Company's marketing and growth strategies are successful.

         The Company was initially incorporated in Arizona in 1992 under the name "Red Rock Collection Incorporated." In 1997, the Company changed its corporate name to Sedona Worldwide Incorporated. The Company headquarters are located at 3840 N. 16th Street, Phoenix, Arizona 85016. Its telephone number is
(602) 263-9600.

INDUSTRY OVERVIEW

         COSMETICS AND TOILETRIES MARKET. According to DRUG AND COSMETIC INDUSTRY MAGAZINE ("DCI"), June 1998 edition, the U.S. cosmetics and toiletries industry is one of the world's largest markets, with $36.4 billion in sales in 1997 and a compounded annual growth rate of 3.4%. In addition, this industry has experienced significant growth in recent years. In 1997, hair care comprised 14.5% of the market share with products sold for in-salon services and retail representing $1.8 billion at the manufacturer level up from $1.2 billion in the prior year. Sales of hair care products experienced retail sales reaching approximately $5.27 million in 1997 up from $4.8 million in 1993. Skin care products comprised 13.7% of the market with retail sales reaching almost $5.0 billion in 1997. In 1997, U.S. retail sales of skin care products reached $3.98 billion with sales for 1998 projected to be $4.18 billion, $4.37 billion in 1999, and $4.57 billion in 2000, according to Packaged Facts, a marketing research organization. A major factor contributing to this growth is the current trend of the skin care market being driven by the aging baby boom generation who are striving to keep a youthful and healthy appearance. Also, mass market

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moisturizer  sales jumped 24% to $489.9  million for the year ended February 22,
1998, according to Information Resources, of Chicago, Illinois.

         The personal hygiene market, which includes bath and shower products, had retail sales of $4.3 billion in 1997 and an annual growth rate of 1.0% between 1993 and 1997. The Company believes that the growth experienced in this segment is primarily attributable to new niche products, product extensions of existing successful products, as well as packaging and marketing trends which cater to an increasingly sophisticated consumer. In addition, the Company believes that the growth experienced in the cosmetics and toiletries industry in general is largely attributable to a growing number of persons in the 45 to 54-year age group, also being the most affluent households according to HOUSEHOLD SPENDING, 4TH EDITION. Also according to this source, in 1997 U.S. households with incomes of $70,000 and greater spent 79% more than the average household in personal care products and services.

         The cosmetics and toiletries industry is a rapidly changing and highly competitive global industry and the Company expects it to continue to be so in the future. The market is dominated by a large number of well-capitalized, diverse companies, such as Avon, Clairol, Alberto Culver, Revlon, L'Oreal, Estee Lauder, Unilever, Gillette, Proctor & Gamble, Colgate-Palmolive, Matrix, John Paul Mitchell Systems, Nexxus and Redken, all of which have strong brand-name recognition associated with their products. However, more recently, product offerings by various niche marketers have been able to successfully capture a significant share of the consumer market dollar. The Company believes this trend is at least partially attributable to the growing number of aging "baby-boomers" in the 45 to 60-year age group with significant disposable income, many of whom are particularly interested in products that seek to erase or reduce visible effects of aging. According to DCI, June 1998 edition, the "baby boomer" segment of the U.S. population spends, on average, more per capita than any other group. Marked by a lower level of brand loyalty than their parents' generation, these baby boomers typically are more willing to experiment with new products they believe may bring their desired results. The Company intends to capitalize upon this perceived demand for lines of specialty personal care products through its upscale Sedona Spa products.

         Cosmetics and toiletry products are distributed through a broad variety of wholesale and retail channels. Recently, beauty products superstore chains such as Trade Secrets and Ulta3 have emerged, offering convenient one-stop shopping for all beauty care needs. There has also been a recent proliferation of private-label products offered by major retailers such as Sears, J.C. Penney, Target, Wal-Mart, Osco, Walgreens, and Revco, in response to increasing demand for low-price products of non- prestigious brands. These large merchandisers, grocery and drugstore chains, and department stores have successfully utilized traditional mass marketing approaches, such as television commercials and national magazine advertisements, to distribute their products. In-salon purchases have proved to be highly successful for hair care products from Matrix, John Paul Mitchell Systems, Nexxus, Aveda, Redken and others. In addition, cataloger retailers such as Avon have also successfully penetrated this market. Finally, smaller stand-alone specialty retailers such as Origins, Bodyworks, H2O, and The Body Shop

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have also emerged more recently with  significant  success.  The Company expects competition to increase as the number and variety of entities offering competitive products continues to increase in the future.

         As competition has increased, cosmetics and toiletries manufacturers and distributors have been engaged in a trend toward consolidation. Recent examples include Estee Lauder purchasing Aveda, Bristol-Myers Squibb purchasing Redmond Products, Jergens purchasing Bausch & Lomb's skin care business, Cosmair/L'Oreal purchasing Maybelline and Redken, Unilever purchasing Helene Curtis, Bristol Meyers Squibb purchasing Clairol and Matrix, and German-based Wella purchasing Sebastian. The Company expects this consolidating trend to continue in the future resulting in larger, better capitalized competitors offering a greater variety of niche products to an ever-demanding base of consumers.

         JEWELRY. The combined value of all goods produced by costume jewelry manufacturers in the United States totaled $1.6 billion in 1996, according to the ENCYCLOPEDIA OF AMERICAN INDUSTRIES, SECOND EDITION 1998. Unlike many of the other large consumer markets, there is a lower level of brand identity in the jewelry arena, and the largest manufacturers have not historically dominated the market, to the degree experienced in the cosmetics and toiletries industry. In fact, most manufacturers are relatively small independent operators, often of an arts and crafts nature. Nonetheless, the industry includes several large publicly traded companies like Tiffany & Co., with 1995 revenues of $803.0 million; Jostens, Inc. with 1995 revenues of $665.0 million; and Jan Bell Marketing with 1995 revenues of $254.0 million. The top company involved in the costume jewelry industry in 1995 in the U.S. was Illinois-based Artra Group, a publicly held conglomerate founded in 1933. Artra held many subsidiaries, including the number two firm, Lori Corp. Lori Corp.'s 1995 sales totaled approximately $160.0 million. Third in line was the Napa Company, whose origins date back to 1875, making it the oldest costume jewelry manufacturer in the U.S. Their 1995 sales totaled approximately $70.0 million. The New York City based firm of Trifari Krussman and Fischel, Inc. was fourth in production and sales, with origins that date back to the early 1920's and sales totaled around $63.0 million in 1995. Most jewelry sales are made through jewelry store chains and independents as well as department stores, with costume jewelry achieving notable success on home shopping networks. The Company believes that there currently exists a trend in the jewelry industry of including the use of materials and motifs inspired by indigenous cultures and natural elements. The Company intends to capitalize upon this trend through its offering of The Robert Shields Collection products.

         APPAREL. Retail apparel sales totaled some $170.0 billion in 1997, up 4.9% from 1996, following a 2.2% gain in 1996 from the prior year, according to the NPD Group Inc.

         Apparel is sold at a variety of retail outlets. Based on data from the NPD Group, discount stores, off price retailers and factory outlets accounted for 26% of 1997 apparel sales, while specialty stores and department stores accounted for about 22% and 21%, respectively. Another 14.5% are at major

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chains,  and direct  mail/catalogs  accounted  for 8%.  About 30% of the apparel marketed consisted of national brands (e.g., Liz Claiborne, Fruit of the Loom, Jones Apparel, Phillips Van Heusen, Polo Ralph Lauren) produced by about 20 different large companies. The second tier, accounting for about 70% of all apparel distributed, comprises small brands and store (or private label) goods. The women's segment has traditionally accounted for more than half of all apparel sales, according to research from the NPD Group reported in WOMEN'S WEAR DAILY, it totaled nearly 53% in 1997.

         Leaders in the apparel industry included Liz Claiborne ($2.4 billion), Fruit of the Loom ($2.1 billion), Jones Apparel ($1.3 billion), Phillips-Van Heusen ($1.3 billion) and Polo Ralph Lauren ($1.2 billion). One of the most significant trends affecting the apparel industry is the increase in casual dressing due to relaxed workplace dress codes, an aging population, and a growing reluctance to spend significant amounts of money on clothes. The Company intends to enter this vast apparel market with its "Red Rock Gear" line which offers niche apparel products intended to provide the consumer with quality, comfort, value and a natural image. The Company believes that this emphasis upon natural products is consistent with the brand image of its other products, which is intended to increase awareness of and loyalty to the entire line of the Company's product offerings.

         VITAMINS, MINERALS AND SUPPLEMENTS. The market for vitamins, minerals and supplements has experienced significant growth in recent years, with sales of an estimated $910.0 million in 1997 according to Packaged Facts, New York. The vitamins, minerals and supplements industry has traditionally been dominated by national and international pharmaceutical companies, with most sales taking place through drug stores, grocery stores, mass merchandisers and health/nutrition chains. However, a significant amount of vitamins, minerals and supplements have more recently been successfully sold through direct marketing channels, with examples including Herbalife, Equinox and New Vision.

THE CONSUMER

         The profile of a typical consumer of cosmetics and toiletry products spans virtually all demographic groupings, regardless of age, gender, race, color, marital status, or socio-economic status. As pointed out in the June 1996 issue of DCI, aging baby boomers are expected to become an increasingly larger segment of the market. The segment of the female population within the age range of 40 to 59 is predicted to be more likely to spend money on anti-aging treatments and the Company believes its product line responds to customer preferences for such products.

         The Company believes that consumers are becoming increasingly sophisticated and demanding, generally demonstrating an increasing level of concern and knowledge about the ingredients of a product and, as a result, are more likely to read the labels of the products they purchase, taking into consideration objective product comparison factors apart from brand loyalty in making their purchase decisions. The Company believes this trend could work to the advantage of truly well-positioned niche marketers, including itself.

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OPERATING STRATEGY

         Since 1994, the Company has test marketed its unique line of face, hair and body care products through promotional use, and retail sales at the ILX resorts, and direct sales, including direct mail, network marketing, in-bound and out-bound telemarketing, direct wholesaling, trade show, internet and consignment programs. Based upon such test marketing efforts, the Company believes that its products will be most favorably received by people 35 to 65 years of age. As a result, the Company intends to proceed with its planned introduction of botanically created face, hair and body products, a line of Southwest jewelry and artwork based upon Mr. Robert Shield's existing designs, expand its "Red Rock Gear" apparel line, as well as develop a line of natural vitamins and mineral supplements and other products consistent with its Sedona motif.

         The Company's strategy is to seek to satisfy a particular sector of the consumer population who, because of their attraction to the natural beauty and mystique of the Southwestern U.S., and particularly Sedona, Arizona, are attracted to botanically originated products for the face, hair and body, jewelry and apparel which seek to represent or capture the "spirit" or the "essence" of the Southwest and Sedona. The Company's personal care products have been formulated using a variety of natural botanical extracts, essential oils and minerals, as demonstrated in the Arizona Mud Masque from the Southwest. The Company's "Red Rock Gear" features natural fibers, Southwest styling and its particular line of "dirt shirts" uses Sedona red rock materials as natural dye. Additionally, the Company designs its products with an emphasis upon branded packaging concepts which stress aesthetic appeal as well as convenience of use.

         The Company seeks to develop products which respond to the sophisticated demands and concerns of its targeted consumer. For example, no animal testing is performed; and natural pump sprays as opposed to ozone-depleting propellants are selected. The Company believes that given its philosophy in developing its products and their unique marketing appeal, its products will be embraced by its intended niche market and as a result, the Company seeks to further expand its current sales volume and product diversity.

PRODUCTS

         The Company's existing product offerings consist of the Sedona Spa line of "botanical treats" for the face, hair and body, the Robert Shields Collection of jewelry, and Red Rock Gear of apparel. Each product group is marketed and distributed in a manner tailored to capitalize upon the perceived greatest demand for such products, however, all of them are conceived, designed and distributed in a manner intended to capture the spirit of Sedona, with an emphasis upon indigenous ingredients and motifs marketed to an upscale niche market.

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         SEDONA SPA  COLLECTION.  The  Company's  Sedona  Spa group of  products consists of a complete line of face, hair and body products. The Company intends to modify existing products as well as add new products through development or acquisition in response to consumer demand and as appropriate opportunities present themselves. The existing line of Sedona Spa products, grouped by category, are as follows:

         SEDONA SPA SKIN CARE (FACIAL)

                  Advanced Daily Cleanser
                  Refreshing Facial Toner
                  Wildberry Facial Moisturizer
                  Hydrating Facial Moisturizer
                  Nighttime Refining Moisturizer
                  Arizona Mud Masque

         SEDONA SPA HAIR CARE (HAIR)

                  Mountain Moisture Shampoo
                  Mountain Moisture Conditioner
                  Maximum Body Shampoo
                  Maximum Body Conditioner
                  Gold Shaping Gel

         SEDONA SPA SKIN CARE (BODY)

                  Body Balm Moisturizer
                  Spa Shower Gel
                  Sea Kelp Soap

         THE ROBERT SHIELDS COLLECTION. The Company has recently entered into an arrangement with Robert Shields of "Shields & Yarnell" fame to market a line of Southwest jewelry, artwork and clothing (to be marketed in conjunction with the Company's branded Red Rock Gear line as described below) based on his existing line of such products. The Robert Shields Design is a jewelry and art design company based in Sedona, Arizona, which distributes his Southwest style art and jewelry to retailers, museums, galleries, and resorts across the country. Shields maintains galleries in Prescott, Jerome and Sedona, Arizona to showcase his work, including one at the Los Abrigados Resort & Spa. His jewelry often features sterling silver, turquoise, beads and other Southwest materials, and includes earrings, necklaces, pins and pendants. His artistic creations include sketches, sculpture, paintings, masks, painted wood and photography.

         RED ROCK GEAR. "Red Rock Gear" is the name of the Company's line of apparel featuring natural fibers and Southwest styling. The line presently includes a "dirt shirt," with Sedona red rock materials used as a natural dye, unique Southwestern style skirts, a terry-cloth spa robe, t-shirts and caps. Additionally, portions of the successful Robert Shields Design line of clothing

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will be marketed under the Red Rock Gear label. This line includes  contemporary
Southwestern men's and women's apparel and accessories, predominately in earth and gem tones embellished with Shields' jewelry. The Company intends to expand its existing line of Red Rock Gear offerings with other items such as hiking apparel, women's casual wear, men's shirts, sweatshirts and other accessories.

         RED ROCK NATURAL HEALTH. Although the Company does not currently produce or distribute such products, it is exploring the development of a line of natural vitamins, mineral supplements and herbal-based products. The Company believes such products may capitalize on the increasingly mainstream consumer interest in natural medicine and well-being. The Company believes such products will be attractive to consumers of its Sedona Spa products and Red Rock Gear line and may be marketed both separately as well as in conjunction with such product lines. The Company expects to introduce its Red Rock Natural Health products in 1999. However, the Company does not currently have any arrangements in place with respect to the production, testing, marketing or distribution of such products and such activities remain subject to a determination by the Company's management of the feasibility and desirability of offering such products.

         ADDITIONAL PRODUCT CATEGORIES. In addition to the core product lines described above, the Company believes that opportunities for additional products indigenous to, or associated with, the Southwest and Sedona may be developed in the future in a manner consistent with its existing product offerings. Accordingly, the Company may determine to test market other products such as spices and condiments, arts and crafts items, coffees and teas, "New Age" products and others. Preliminary research indicates that such related products have the potential for market success, however, there can be no assurances in this regard. The Company does not currently have any agreements, oral or written, to test, develop or otherwise distribute any such additional products.

MARKETING STRATEGY

         The Company's marketing plan emphasizes various direct sales media for promoting its proprietary branded product lines. Historically, the Company has primarily offered its Sedona Spa products as part of the marketing efforts of its parent corporation ILX as in-room amenities to visitors of the Los Abrigados Resort & Spa, the flagship resort of ILX, which is located in Sedona, Arizona, at other ILX resorts and as promotional premiums to potential purchasers of ILX's vacation ownership interest inventory. Commencing in late 1998, the Company began to pursue the development of a market for its products independent of its corporate parent ILX. The Company's strategy is to explore the marketing of its products through direct response television, such as a 24-hour home shopping network, a long format infomercial and/or traditional short format commercial advertising. In addition, the Company may utilize catalog, direct mail or other mediums intended to most efficiently expose its products to a targeted base of potential consumers. The primary objective of the Company's marketing strategy is to increase the number of consumers who try its products, with the secondary objective of obtaining a database of potential customers for further follow-up by direct mail, telemarketing and automatic order programs. Certain marketing activities, such as billboard advertising and radio campaigns have commenced in 1998 to create brand awareness, recognition, identity and interest among consumers.

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         The first stage of the Company's marketing plan involves the full scale launch of its Sedona Spa product line by, when and if appropriate, the association of Debbie Reynolds as celebrity spokesperson to assist in targeting
the  older  baby  boomer  and  50+  age  markets.   Direct  response  television
infomercials and commercials, catalogs and other direct sales media are being considered, to be supplemented by traditional advertising, promotion and a public relations campaign, also supported, in some instances, by Ms. Reynolds' promotion. The Company intends to focus its marketing efforts initially in the Southwestern United States, with a national marketing campaign to be implemented thereafter. The Company also intends to continue to distribute its products through the ILX resorts.

MANUFACTURING AND DISTRIBUTION

         PRODUCT DEVELOPMENT, PRODUCTION AND PACKAGING. All of the Company's product development, production and packaging functions are performed by third parties on a contractual basis. The Company believes that outsourcing these aspects of its operations enables it to access the particular technical expertise of its third party suppliers while simultaneously realizing certain economic advantages enjoyed by such suppliers, including flexible production capacity and raw materials purchasing power. In addition, the Company believes such arrangements permit it to avoid the costs associated with the facilities maintenance and administration activities associated with such functions. The Company works closely with its outside suppliers in an effort to ensure the quality and consistency of its products.

         Development of a new product typically commences with a market research and feasibility analysis conducted by the Company and its suppliers. When the Company has determined that a particular product concept is feasible, it employs an outside supplier to prepare prototype samples in accordance with the Company's instructions. The Company ultimately selects the desired prototype, obtains the necessary governmental approvals, if any, and initiates the manufacturing process.

         Manufacturing of the Company's products is typically completed pursuant to a purchase order by the Company for a specified number of units. The Company provides precise product specifications to the manufacturer and requires the manufacturer to undertake documented quality control procedures throughout the manufacturing process.

         Product labeling and packaging are typically obtained by the Company on a turn-key basis from third party suppliers. Historically, the Company has utilized particular stock packaging materials in an effort to avoid the costs and long lead times associated with obtaining custom packaging materials.

         Currently, all of the Company's Sedona Spa products are developed, manufactured and packaged by three suppliers, Hewitt Soap Co. of Dayton, Ohio;

La Dove, Inc., a privately owned cosmetics laboratory and manufacturing company located in Florida; and Arizona Natural Resources, a privately owned company located in Phoenix, Arizona. The Company's Red Rock Gear products are manufactured and packaged through arrangements with third party suppliers. All of the Robert Shields' Collection products are produced and packaged by Robert Shields Design, which subcontracts with third parties in connection with the production of certain products. With the exception of its Robert Shields Collection, the Company believes there exist multiple alternative suppliers for each of its personal care product development, manufacturing and packaging operations. However, there can be no assurance that the Company would be able to secure the services of such suppliers as and when needed, if ever, or that it could do so on favorable terms.

         PRODUCT DISTRIBUTION. The Company's inventory of its products are currently maintained at its principal facilities in Phoenix, Arizona. However, the Company has arranged for some of its inventory to be stored in the future at the facilities of its third party suppliers as the Company increases its production volume in accordance with its growth strategy. The Company may consider alternative inventory warehousing arrangements, including expansion of its existing facilities or the acquisition of additional facilities, if warranted by increased demand for its products or other factors. The Company does not currently have any agreements in place with respect to such operations and there can be no assurance that such resources will be available if and when needed, or if available, will be on terms acceptable to the Company.

         Currently, all of the Company's order processing and fulfillment operations are conducted internally at the Company's principal facilities in Phoenix, Arizona. Orders are processed by the Company's customer service employees, and fulfilled by its shipping and receiving staff from existing inventory. However, some or all of the Company's customer service, order processing and fulfillment operations may in the future be conducted by third parties in response to increased volume or other factors, many of which are beyond the Company's control. The Company does not currently have any agreements in place with respect to such operations and there can be no assurance that such resources will be available if and when needed, or if available, will be on terms acceptable to the Company.

INTELLECTUAL PROPERTY

         The Company has registered "Red Rock Collection" and "Sedona Spa" as trade names with the Arizona Secretary of State and has filed applications pending with the U.S. Patent and Trademark Office for the registration of its trademarks, "Sedona Worldwide," "Red Rock Gear" and "Sedona Spa." Such applications are currently pending, although there can be no assurances regarding when such registrations will be issued, if at all.

         The Company considers its corporate and product names, logos, formulations and designs proprietary. The Company currently protects its rights to such intellectual property rights through a combination of trade secret, confidentiality and non-disclosure agreements. The Company's product formulations and designs are not patented and the Company has no state and/or federal trademark applications pending with respect to its products.

         The Company is not aware of its products and/or formulations infringing any intellectual property rights of any other party. However, there can be no assurances in this regard. The Company would incur substantial costs in defending itself in infringement litigation brought by others, or in prosecuting infringement claims against third parties. An adverse party claiming trademark or copyright infringement might assert claims for substantial damages or seek to obtain an injunction or other equitable relief, which could effectively block the ability of the Company to make, use, distribute and sell products.

         The Company relies on trade secrets and proprietary know-how, which it seeks to protect, in part, by confidentiality agreements with its employees and third party suppliers. However, there can be no assurance that the Company's confidentiality agreements, when in place, will not be breached, or that the Company would have adequate remedies for any breach. In addition, there can be no assurance that any trade secrets owned by the Company will afford adequate protection to the Company or not be circumvented, or that any such interests will provide competitive advantages to the Company.

RESEARCH AND DEVELOPMENT

         During each of the fiscal years ended December 31, 1996 and 1997, the Company spent an aggregate of approximately $5,000 and $19,000, respectively, on research and development activities. The Company's research and development activities have historically consisted primarily of product testing and logo and packaging design, among other activities. Commencing in 1998, the Company renegotiated its agreements with certain suppliers to provide that such suppliers will conduct all testing associated with products purchased from them by the Company. As a result, the Company anticipates its expenses associated with testing of its current product lines to significantly decrease in the future. However, the Company may incur certain costs in the future in connection with the introduction of additional products.

GOVERNMENTAL REGULATION

         In certain instances, personal care and health products are subject to regulation by the U.S. Food and Drug Administration (the "FDA"). None of the Company's existing products require the Company to obtain the approval of the FDA or any other state or federal agency in order to sell such products. While the Company's sunscreen formulation has received FDA approval, it is not currently being marketed. The Company believes it is in compliance with all applicable FDA and other governmental regulations. However, there can be no assurance that any of the Company's current or future planned products will not become subject to governmental approval in the future. The Company intends to comply with all governmental regulations which may become applicable in the future including any related to its planned line of Red Rock Natural Health products.

PROPERTIES

         The Company leases approximately 4,000 square feet for its principal offices in Phoenix, Arizona, pursuant to a lease which expires in 2000.

EMPLOYEES

         As of June 1, 1998, the Company had four employees, all of whom are employed on a full-time basis. The Company also utilizes ILX staff from time to time.

LEGAL PROCEEDINGS

         The Company is not currently the subject of any pending or, to its knowledge, threatened legal claims.

INSURANCE

         The Company maintains general liability, automobile liability, workmen's compensation and umbrella coverage insurance in amounts which it believes are customary for a company of its size engaged in a comparable industry. However, there can be no assurance that the Company will not be subject to claims in the future which its insurance may not cover or as to which its coverage limits may be inadequate.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION


         THE FOLLOWING DISCUSSION OF THE COMPANY'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS INCLUDES CERTAIN FORWARD-LOOKING STATEMENTS. WHEN USED IN THIS REGISTRATION STATEMENT, THE WORDS "ESTIMATE," "PROJECTION," "INTEND," "ANTICIPATES" AND SIMILAR TERMS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS THAT RELATE TO THE COMPANY'S FUTURE PERFORMANCE. SUCH STATEMENTS ARE SUBJECT TO SUBSTANTIAL UNCERTAINTY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE FORWARD-LOOKING STATEMENTS SET FORTH BELOW. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY OF THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.

OVERVIEW

         Sedona Worldwide Incorporated was formed in 1992 to develop, test, market and distribute its own proprietary "Sedona Spa" branded lines of face, hair and body care products and apparels containing ingredients or materials indigenous to, and embodying the appeal of, the Southwestern region of the United States and of Sedona, Arizona in particular. To date, the Company has generated revenue primarily through the sale of its face, hair and body care products to ILX, of which it is an 80% subsidiary. ILX distributes the Company's products as in-room amenities at its resorts and hotels, as premiums
(incentives) to its customers for attending vacation ownership sales presentations, and for retail sales at its resort gift shops, and at the Sedona Spa at Los Abrigados Resort & Spa. The Company also generates revenue from direct mail sales to consumers (many of whom were introduced to the products as in-room amenities or premiums) and from limited retail distribution in specialty shops.

RESULTS OF OPERATIONS

         The following  table sets forth certain  operating  information for the
Company:

                                         YEAR ENDED          SIX MONTHS ENDED
                                      DECEMBER 31, 1997           JUNE 30,
                                      -----------------      -----------------
                                       1996       1997        1997       1998
                                       ----       ----        ----       ----
Net sales:
   Sales to affiliates (1)             71.0%       80.5%      74.1%      83.9%
   Sales to non-affiliates             29.0%       19.5%      25.9%      16.1%
                                      -----      ------      -----      -----
      Total sales                     100.0%      100.00%    100.0%     100.0%
                                      =====      ======      =====      =====

As a percentage of net sales:
   Cost of sales                       63.0%       69.7%      71.2%      73.1%
   Contribution margin                 37.0%       30.3%      28.8%      26.9%
   Selling, general and                95.0%      128.5%     135.7%     168.5%
     administrative expense
   Net Loss                            61.1%      100.8%     109.7%     143.8%

----------
(1) Sales to affiliates are made at lower prices (generally cost plus a small mark up) than sales to non-affiliates. ILX is an affiliate of the Company.

COMPARISON OF YEAR ENDED DECEMBER 31, 1996 TO DECEMBER 31, 1997

         Net sales decreased 37% from $542,000 in 1996 to $341,000 in 1997. The decrease reflects the Company's decision to discontinue several of the distribution methods it had been testing, including multi-level marketing, and distribution through professional hair salons and certain retail outlets, as well as a change in the use of Sedona Spa products by ILX. In 1997, ILX resorts began distributing a three-pack of Sedona Spa products to the majority of its tour guests as an unexpected gift to the customer during the sales presentation, rather than distributing a more extensive array of products to certain guests as an inducement to tour. Also in 1997, ILX resorts deleted hair spray from their standard resort room amenities, thereby offering three bottled products (Body Balm, Mountain Moisture Shampoo and Mountain Moisture Conditioner) rather than four, plus seaweed soap and glycerin soap. In addition, during 1997 ILX resorts ceased offering complimentary midweek replenishments of amenities to its vacation ownership exchange guests. ILX resorts continue to offer vacation owners and vacation ownership exchange guests the full amenities described above at check-in, a service not typically offered in vacation ownership resorts.

         As a result of the discontinuation of the trial distribution methods, sales decreased from 1996 to 1997. Sales to non-affiliates decreased as a percentage of total sales from 1996 to 1997, and sales to affiliates, while lower in dollar amount in 1997 than 1996, increased as a percentage of total sales. Sales to affiliates are made at negotiated prices based on cost plus an agreed upon profit margin, with such pricing being lower than prices offered to non-affiliates. Accordingly, cost of sales increased as a percentage of sales from 1996 to 1997.

         Selling, general and administrative expenses decreased from $515,000 in 1996 to $438,000 in 1997 as a result of a reduction in sales and marketing expenses associated with the discontinuation of the trial marketing and distribution programs earlier described.

         Interest expense decreased from $17,000 in 1996 to $9,000 in 1997 due to reductions in interest bearing indebtedness, including capital leases.

         There is no income tax benefit recorded in 1996 or 1997 because the Company has recorded a valuation allowance equal to its deferred tax asset at December 31, 1996 and 1997, respectively. Under SFAS No. 109, deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to differences between the amounts of the Company's existing assets and liabilities and their respective tax basis. To date, the Company has not yet generated taxable income, and therefore, there is insufficient evidence that differences in financial and taxable income and net operating loss carryforwards will be utilized to reduce future income taxes.

COMPARISON OF SIX MONTHS ENDED JUNE 30, 1997 TO JUNE 30, 1998

         Net sales decreased 39% from $184,000 for the first six months of 1997 to $112,000 in the first six months of 1998, reflecting the full effect of the cessation in 1997 of certain test marketing and distribution methods as well as the changes in ILX resorts' use of products as amenities and premiums. Cost of sales as a percentage of sales for the six months ended June 30, 1998 of 73.1% is slightly higher than for the six months ended June 30, 1997 of 71.2% because of the change in sales mix between affiliates and non-affiliates. Sales to affiliates, which are a greater portion of sales in 1998, are made at lower profit margins than sales to non-affiliates.

         Selling, general and administrative expenses decreased from $250,000 for the first six months of 1997 to $189,000 for the first six months of 1998.

         Interest expense of $5,000 for the first six months of 1997 and $2,000 for the first six months of 1998 reflects interest on capital lease obligations.

         Under SFAS No. 109, deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to differences between the amounts of the Company's existing assets and liabilities and their respective tax basis. Because the Company has not yet generated taxable income, and therefore sufficient evidence does not exist that differences in financial and taxable income and net operating loss carryforwards will be utilized to reduce future income taxes, no income tax benefit has been recorded for the first six months of 1997 or 1998.

LIQUIDITY AND CAPITAL RESOURCES

         Historically the Company's cash flows from product sales have not been sufficient to fund its operations, and shortfalls have been funded by its majority parent, ILX. ILX advanced the Company $447,000 during 1996, $289,000 during 1997 and $240,000 during the first six months of 1998.

         ILX has funded the Company's cash shortfalls since June 30, 1998 and will continue to do so until the completion of the Spin-Off. As of September 30, 1998, the Company was indebted to ILX in an amount in excess of $2,108,000. An affiliate of ILX has agreed to fund the Company's cash shortfalls following the Spin-Off through December 31, 1998. Following December 31, 1998 there can be no assurances that such affiliated party will fund the Company's cash needs. Without such a commitment, or other sources of working capital financing which at present do not exist, the Company's current cash flows will be insufficient to meet its liquidity, operating and capital requirements. The Company currently has no credit facility with a bank or other financial institution. The Company will attempt to obtain a credit facility to address its cash flow needs. There can be no assurance that any such financing will be available if needed, or, if available will be on terms acceptable to the Company.

         The Company anticipates that its expenses will increase as it attempts to expand its business by acquiring new products and increasing sales and marketing efforts and other operations. The Company expects to continue to incur losses until such time as it is able to sell a sufficient volume of products at prices that provide adequate gross profit to cover operating costs. The Company's working capital requirements will depend upon numerous factors, including payment cycles for its shipped products, credit arrangements with suppliers, the scale-up of its sales and marketing resources, acquisition of new products and the terms upon which such products are acquired, competitive factors, and marketing activities. There can be no assurance when, if ever, the Company will be able to generate sufficient revenues from its operations to offset its expenses or to secure additional capital commitments. IF THE COMPANY IS UNABLE TO GENERATE MORE CASH FLOWS THAN IT DOES CURRENTLY, IT WILL BE INSOLVENT AND MAY HAVE TO DISCONTINUE ITS BUSINESS OPERATIONS.

         To date, the Company has been unable to obtain commercial financing. In addition, any commercial financing obtained is likely to impose certain financial and other restrictive covenants upon the Company and result in increased interest expense. Further, any issuance of additional equity or debt securities by the Company to raise additional capital or in connection with any future business combination could result in further dilution to the Company's stockholders, including those who receive shares as a result of the Spin-Off.

         The Company has historically filed its income tax returns as a member of the ILX consolidated income tax return. There is no formal income tax sharing agreement to allocate income taxes among the members of the group and, historically, the Company has not recorded an income tax benefit for losses it has incurred that were utilized by ILX. In addition, the Company has recorded a valuation allowance equal to its deferred tax asset because on a stand-alone basis the Company has not generated taxable income and therefore insufficient evidence exists that such deferred assets can be utilized to reduce future income taxes.

         As of December 31, 1997, the Company had approximately $800,000 of federal and state net operating loss ("NOL"), carryforward which will begin to expire in 2011 for federal income tax purposes and 2001 for state income tax purposes. Section 382 of the Internal Revenue Code imposes limitations on the utilization of NOLs by a corporation following various types of ownership changes which result in more than a 50% change in ownership of a corporation within a three-year period. Such a change is expected to result from the Spin-Off of the Company's Common Stock. As a result, following the Spin-Off, the limitations of Section 382 are expected to apply and may limit or deny the future utilization of the NOL by the Company.

SEASONALITY

         Presently the Company's revenues are only minimally seasonal, with fluctuations reflecting seasonality in resort guests of its major customer, ILX. If the Company is able to expand its customer base and marketing and distribution methods, it may experience different seasonality dynamics that may cause operating results to fluctuate.

CONCENTRATION

         The majority of the Company's revenues are generated from its parent company, ILX. There are no long-term commitments to purchase by ILX and, in the event ILX ceased to be a customer of the Company, revenues would be significantly impacted. If ILX remains a customer, revenues are expected to increase as ILX adds more resorts (which utilize in-room amenities) and sales offices (which offer premiums to touring guests), although there can be no assurances in this regard.

YEAR 2000 ISSUES

         The inability of computers, software and other equipment utilizing microprocessors to recognize and properly process data fields containing a 2 digit calendar year is commonly referred to as the "Year 2000 Compliance" issue. As the calendar year 2000 approaches, such systems may be unable to accurately process certain date-based information.

         The Company has identified all significant in-house applications that will require modifications or upgrades to ensure Year 2000 Compliance. Internal and external resources are being used to make the required modifications and upgrades and to test Year 2000 Compliance. The modification and upgrade of all significant applications is currently in process. The Company plans on completing the modification and upgrade process of all significant applications by December 31, 1998.

         In addition, the Company has communicated with others with whom it does significant business to determine their Year 2000 Compliance readiness and the extent to which the Company is vulnerable to any third party Year 2000 Compliance issues. The Company expects to have completed these determinations by the end of the first fiscal quarter of 1999. However, there can be no guarantee that the systems of other companies on which the Company's systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company.

         The total cost to the Company of these Year 2000 Compliance activities has not been and is not anticipated to be material to its financial position or results of operations in any given year. Since the Company commenced its assessment of its Year 2000 Compliance during early 1998, it has expended approximately $17,000, consisting primarily of software purchases and associated training and consultation services. In addition, certain employees of the Company and ILX have devoted a portion of their time to assessing and implementing the Company's Year 2000 Compliance, the costs of which have not been separately allocated by the Company. The Company anticipates that its additional expenses to be incurred in the future related to Year 2000 Compliance will not exceed $10,000. These costs and the date on which the Company plans to complete the Year 2000 Compliance modifications, upgrades and testing processes are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ from those plans.

INFLATION

         Inflation and changing prices have not had a material impact on the Company's revenues, loss from operations or net loss for the years ended December 31, 1996 and 1997, or the six month periods ended June 30, 1997 or 1998.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table shows the number of shares and percentage of all shares of the Company's Common Stock outstanding as of October 1, 1998 held by
(i) any person known to the Company to be the beneficial owner of 5% or more of the Company's outstanding Common Stock, (ii) each director, (iii) the Chief Executive Officer of the Company during the year ended December 31, 1997, and
(iv) all directors and executive officers as a group.

NAME AND ADDRESS OF
BENEFICIAL OWNER 1                    AMOUNT OF SHARES        PERCENT OF CLASS
------------------                    ----------------        ----------------
ILX Resorts Incorporated                3,360,000                    80%
   2111 E. Highland Avenue
   Suite 210
   Phoenix, Arizona  85016

Todd Fisher                               840,000                    20%
Patrick J. McGroder                             0                     0
James W. Myers                                  0                     0
Robert Shields                                  0                     0
Joseph P. Martori                               0                     0
All officers and directors as
  a group (6 persons)                     840,000                    20%

----------

1 Unless otherwise indicated, each of these holders has an address of c/o Sedona Worldwide Incorporated, 3840 N. 16th Street, Phoenix, Arizona 85016.

THE SPIN-OFF

         Following the effectiveness of this Registration Statement, ILX intends to distribute all of the Company's outstanding Common Stock owned by ILX, to its shareholders on a pro rata basis.

                        DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth certain information concerning the Company's executive officers and directors. Except as otherwise noted, none of the executive officers are directors or officers of any publicly owned corporation or entity.

              NAME          AGE            PRINCIPAL POSITION
              ----          ---            ------------------
Patrick J. McGroder III     53    Chairman of the Board of Directors
James W. Myers              63    Director
Todd Fisher                 40    Director
Robert Shields              47    Director
Mia A. Green                45    Director, President and Treasurer
Joelle A. Ciardella         38    Vice President Customer Services and Secretary

         PATRICK J. MCGRODER III has served as Chairman and as director of the Company since April 1998. Mr. McGroder has been a trial lawyer engaged in the practice of law since 1970, and has served since 1990 as a Vice President, Treasurer and Secretary of the law firm of Goldstein & McGroder, Ltd. of Phoenix, Arizona (which he co-founded). Mr. McGroder received a B.A. degree from the University of Notre Dame and a J.D. degree from the University of Arizona School of Law. Mr. McGroder is also a director of ILX Resorts Incorporated, the Company's parent.

         JAMES W. MYERS has served as a director of the Company since April 1998. Mr. Myers has served as President and a director of Myers Management and Capital Group, Inc., a management consulting firm he founded, since December 1995. From 1986 to 1995, Mr. Myers was President, Chief Executive Officer and a director of Myers Craig Vallone Francois, Inc., a mortgage banking and management advisory firm he also founded. Prior thereto, Mr. Myers held executive positions with a variety of public and private companies from 1956 to 1986. Mr. Myers also serves as a director of Chambers Belt, Inc., China Mist Tea, Landiscor, Inc., Solar Cells, Inc. and Nanomics, Inc. Mr. Myers received a B.S. degree from Northwestern University and an M.B.A. degree from the University of Chicago. Mr. Myers is also a director of ILX.

         TODD FISHER has served as a director of the Company since April 1998. He has also served as Chief Executive Officer and President of Debbie Reynolds Hotel & Casino, Inc. ("DRHC"), a publicly-traded corporation that owns and operates the Debbie Reynolds Hotel & Casino in Las Vegas, Nevada; and as President of two of DRHC's subsidiaries, Debbie Reynolds Resort Inc., a Nevada corporation that owned, developed and marketed the timeshare intervals at the Debbie Reynolds Hotel & Casino prior to its recent sale to the Worldwide Wrestling Federation, and Debbie Reynolds Management, Inc., a Nevada corporation responsible for management of DRHC's timeshare operations, each since 1994. Mr. Fisher is also a consultant to Raymax Productions, Inc. Mr. Fisher received his B.S. degree in Engineering from Brigham Young University.

         ROBERT SHIELDS has served as a director of the Company since April 1998. Mr. Shields has also been employed as a partner of Holy Mackerel, a wholesaler of wooden art carvings designed by Mr. Shields and produced in Bali, since 1996, as Director of Clowns for Ringling Bros. & Barnum and Bailey Circus since May 1998 and since 1994, Mr. Shields has owned and operated Robert Shields Design a wholesaler of his art and jewelry based in Sedona, Arizona, which sells primarily to other retailers, as well as museums, galleries and resorts across the country. In addition, Mr. Shields has acted since the 1970's when at the age of eighteen he was discovered by Marcel Marceau. By twenty-three his talents led him to his own hit television show as one-half of the renowned mime duo, Shields & Yarnell.

         MIA A. GREEN has served as a director and President of the Company since April 1998. Prior thereto, Ms. Green served as Vice President of Operations from July 1995 and as Secretary and Treasurer from January 1994 until February 1997. Ms. Green has also served as corporate secretary of Martori Enterprises Incorporated, a private investment company which owned approximately 23% of the outstanding ILX Common Stock as of September 30, 1998. Ms. Green has a biological sciences background and significant experience in operations and office management. Ms. Green earned an M.A. in Biological Sciences from Northern Arizona University in 1977 and a B.S. in Wildlife Biology from Colorado State University in 1975.

         JOELLE A. CIARDELLA has served as Vice President since April 1998 and as Customer Service Manager of the Company since 1996. Prior to joining the Company in 1996, Ms. Ciardella was a Customer Service Team Leader for Federal Mogul Corp., a distributor of automotive parts and equipment, from October 1994 until August 1996; and was a Customer Service Representative for Siemens Medical Systems, a distributor of medical equipment and supplies from October 1989 until May 1994.

                             EXECUTIVE COMPENSATION

         The following table sets forth the total compensation for the Chief Executive Officer of the Company for the fiscal year ended December 31, 1997. None of the Company's other employees' compensation exceeded $100,000 or would have exceeded $100,000 on an annualized basis, for such year.

                           SUMMARY COMPENSATION TABLE

                              Annual Compensation                   Long-term Compensation Awards
                      --------------------------------  ----------------------------------------------------
                                                                                            Payouts
                                                                      Securities       ---------------------
Name and Principal                        Other Annual  Restricted    Underlying        LTIP     All other
    Position          Salary ($)  Bonus   Compensation  Stock Award  Options/SARs (#)  Payouts  Compensation
------------------    ----------  -----   ------------  -----------  ----------------  -------  ------------
Joseph P. Martori     $15,000 1     0         0            0              0             0             0

----------
1 Represents a portion of total salary paid to Mr. Martori by the Company's parent corporation, ILX, in consideration of his services as the Company's Chief Executive Officer.


DIRECTOR COMPENSATION

         Directors of the Company do not receive any compensation for their services.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On January 1, 1997, Todd Fisher entered into an agreement with the Company pursuant to which Mr. Fisher has agreed to provide certain production services in connection with Debbie Reynolds' services as a spokesperson for the Company's products pursuant to an agreement entered into by the Company and Ms. Reynolds also as of January 1, 1997. As a consideration for Mr. Fisher's services, Mr. Fisher received 10% of the Company's outstanding Common Stock.

                            DESCRIPTION OF SECURITIES

         The following description of the capital stock of the Company and certain provisions of the Company's Articles of Incorporation and Bylaws is a summary and is qualified in its entirety by the provisions of the Articles of Incorporation and Bylaws, which have been filed as exhibits to the Company's Registration Statement.

         The Company has authorized capital of fifty (50) million shares of Common Stock with no par value and five (5) million shares of preferred stock with a par value of $10 per share ("Preferred Stock"). As of September 1, 1998, there were 4,200,000 shares of Common Stock outstanding, of which 3,360,000 shares are owned by the Company. The remaining 840,000 shares are held by Mr. Todd Fisher. See "Certain Relationships and Related Transactions" above. There are currently no shares of Preferred Stock outstanding.

COMMON STOCK

         Each share of the Company's Common Stock entitles the holder thereof to one vote on all matters submitted to a vote by the Company's shareholders, except with respect to voting for election of directors. Holders of the Company's Common Stock are entitled to cumulative voting rights with respect to the election of directors. Cumulative voting permits each holder of Common Stock to cast an aggregate number of votes equal to the number of directorships to be filled multiplied by the number of shares of Common Stock as to which they are entitled to cast votes. The holders may cast all of such votes in favor of any individual nominee or may allocate them among multiple nominees as they choose.

PREFERRED STOCK

          Shares of Preferred Stock may be issued without shareholder approval. The Board of Directors is authorized to issue such shares in one or more series and to fix the rights, preferences, privileges, qualifications, limitations and restrictions thereof, including dividend rights and rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without any vote or action by the shareholders. No shares of Preferred Stock are currently outstanding and the Company has no present intention to issue any shares of Preferred Stock. Any Preferred Stock to be issued could rank prior to the Common Stock with respect to dividend rights and rights on liquidation. The Board of Directors, without shareholder approval, may issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of holders of Common Stock and discourage, delay or prevent a change in control of the Company.

CERTAIN SHAREHOLDER AGREEMENTS

         No holder of Company Common Stock has any preemptive right to subscribe for or purchase additional shares of Company's stock, however, the Company has agreed not to issue additional shares of its Common Stock or otherwise effect any change in its capital structure which would result in Mr. Fisher holding less than 10% of the Common Stock outstanding at any time prior to the Company's completion of a firmly underwritten initial public offering of its Common Stock, if ever. Holders of Company Common Stock are entitled to share ratably in all dividends that are declared by the Board of Directors, and in all assets available for distribution upon liquidation.

TRANSFER AGENT

         Harris Bank, Chicago, Illinois has been appointed to serve as Transfer Agent for the shares of the Company's Common Stock to be distributed to ILX shareholders in the Spin-Off.

ARIZONA ANTI-TAKEOVER LEGISLATION AND ANTI-TAKEOVER DEVICES

         Arizona Revised Statutes ("ARS") Sections 10-2701 ET SEQ. were adopted by the Arizona legislature in an attempt to prevent corporate "greenmail" and restrict the ability of a potential suitor to acquire domestic corporations. These statutes generally apply to business combinations or control share acquisitions of "issuing public corporations," which defined term includes the Company. These statutes could impede an acquisition of the Company and its affiliates. ARS Section 10-2704 limits the ability of a corporation to repurchase stock from a beneficial owner of more than 5% of the voting power of an issuing public corporation unless certain conditions are satisfied. ARS
Section 10-2705 limits the ability of the issuing public corporation to enter into or amend any agreements containing provisions that increase the current or future compensation of any officer or director of the issuing public corporation during any tender offer or request or invitation for tenders of any class or series of shares of the issuing public corporation (other than an offer, request or invitation by the issuing public corporation). ARS Sections 10-2721, ET SEQ. regulates "control share acquisitions," defined as a direct or indirect acquisition of beneficial ownership of shares of an issuing public corporation that would, when added to all other shares of the issuing public corporation beneficially owned by the acquiring person, entitle the acquiring person immediately after the acquisition to exercise either (a) at least 20% but less than 33-1/3% or (b) at least 33-1/3% but less than or equal to 50% or (c) more than 50% of the voting power in the election of directors. Among other things, control share acquisitions exclude statutory mergers and acquisitions, and acquisitions pursuant to security agreements. Within ten days after engaging in a control share acquisition, the acquiring person must deliver to the issuing public corporation an information statement setting forth the identity of the acquiring person and all of its affiliates, the number and class of securities of the issuing public corporation beneficially owned before, and to be acquired, the control share acquisition, and the terms of the control share acquisition. The shares acquired in a control share acquisition have all the same voting rights as other shares in elections for directors, but do not have the right to vote on other matters unless approved by a resolution of shareholders of the issuing public corporation other than the acquiring person and any officer or director. If the shareholders vote not to accord voting rights to the shares acquired by the acquiring person, the issuing public corporation may redeem the control shares at their then current market price. Finally, in certain circumstances, ARS Section 10-2741 prohibits an issuing public corporation or a subsidiary thereof from engaging in a business combination with any interested shareholder (i.e., a beneficial owner of at least 10% of the outstanding shares of the company or an affiliate thereof) of the issuing public corporation or any affiliate or associate of the interested shareholder for three years after the interested shareholder's share acquisition date.

         The constitutionality of these provisions of Arizona law has not been tested under Arizona or federal law. No assurance can be given that such statutes would withstand any such constitutional challenge. The existence of these statutes may make the Company a less attractive merger or acquisition candidate.

         Except as described above with respect to the statutory provisions of the Arizona anti-takeover laws, the Company has not adopted any anti-takeover devices with respect to its capital stock.

CERTAIN CHARTER AND BY-LAW PROVISIONS

         In general, each director and officer of the Company is eligible to be indemnified by the Company against all expenses, including attorneys' fees, judgments, fines, punitive damages and amounts paid in settlement, that were incurred in connection with a proceeding to which such director or officer was a party by reason of the fact that such officer or director was acting on behalf of the Company to the fullest extent permissible under the ARS.

         The Company's Bylaws also require the Company to indemnify its officers, directors, employees and agents against all expenses incurred by them in connection with any legal action, including shareholder derivative suits, based on any action or omission alleged to have been committed while acting within the scope of such relationship to the Company to the fullest extent permissible under the ARS.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                     PART II

            ITEM 1-MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                  COMMON EQUITY AND OTHER SHAREHOLDER MATTERS
                                      None

                            ITEM 2-LEGAL PROCEEDINGS
                                 Not Applicable

              ITEM 3- CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS
                                      None

                ITEM 4- RECENT SALES OF UNREGISTERED SECURITIES.
                                      None

                ITEM 5- INDEMNIFICATION OF DIRECTORS AND OFFICERS

         In general, each director and officer of the Company is eligible to be indemnified by the Company against all expenses, including attorneys' fees, judgments, fines, punitive damages and amounts paid in settlement, that were incurred in connection with a proceeding to which such director or officer was a party by reason of the fact that such officer or director was acting on behalf of the Company to the fullest extent permissible under the ARS.

         The Company's Bylaws also require the Company to indemnify its officers, directors, employees and agents against all expenses incurred by them in connection with any legal action, including shareholder derative suits, based on any action or omission alleged to have been committed while acting within the scope of such relationship to the Company to the fullest extend permissible under the ARS.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

INDEPENDENT AUDITORS' REPORT
Stockholders
Sedona Worldwide Incorporated
Phoenix, Arizona

We have audited the accompanying balance sheets of Sedona Worldwide Incorporated, formerly Red Rock Collection Incorporated, (the "Company"), a majority-owned subsidiary of ILX Resorts Incorporated, as of December 31, 1996 and 1997, and the related statements of operations, stockholders' net capital deficiency, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1996 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain expenses represent allocations made from ILX Resorts Incorporated applicable to the Company as a whole.


DELOITTE & TOUCHE LLP
Phoenix, Arizona

October 14, 1998

SEDONA WORLDWIDE INCORPORATED
(A MAJORITY-OWNED SUBSIDIARY OF ILX RESORTS INCORPORATED)

BALANCE SHEETS
--------------------------------------------------------------------------------
                                                DECEMBER 31,       JUNE 30, 1998
                                          -----------------------  -------------
                                              1996          1997     (Unaudited)
                                              ----          ----     -----------
ASSETS

CURRENT ASSETS:
 Cash                                     $    22,326  $    17,296  $     3,216
 Accounts receivable                            5,591        1,866        1,794
 Inventories                                  158,881       75,933      141,164
 Prepaid expenses and other
   current assets                              23,474       37,581       51,791
                                          -----------  -----------  -----------
     Total current assets                     210,272      132,676      197,965

PROPERTY AND EQUIPMENT - Net
 (Notes 2 and 4)                               94,582       53,316       53,930
                                          -----------  -----------  -----------
TOTAL                                     $   304,854  $   185,992  $   251,895
                                          ===========  ===========  ===========
LIABILITIES AND STOCKHOLDERS'
  NET CAPITAL DEFICIENCY

CURRENT LIABILITIES:
 Accounts payable                              17,199       12,454       25,478
 Due to parent                              1,577,133    1,866,583    2,106,640
 Accrued expenses                              44,100       29,921       21,163
 Current portion of capital lease
   obligations (Note 4)                        45,759       30,964       25,949
                                          -----------  -----------  -----------
     Total current liabilities              1,684,191    1,939,922    2,179,230

CAPITAL LEASE OBLIGATIONS - Less
 current portion (Note 4)                      54,920       23,956       11,980
                                          -----------  -----------  -----------

     Total liabilities                      1,739,111    1,963,878    2,191,210
                                          -----------  -----------  -----------
COMMITMENTS AND CONTINGENCIES (Note 4)

STOCKHOLDERS' NET CAPITAL DEFICIENCY:
 Preferred Stock, $10 par value -
   authorized, 5,000,000 shares;
   none issued
 Common stock, no par value - 10,000,000
   shares authorized, 4,200,000 shares
   issued and outstanding                   1,000,000    1,000,000    1,000,000
 Deficit                                   (2,434,257)  (2,777,886)  (2,939,315)
                                          -----------  -----------  -----------
     Total stockholders' net capital
        deficiency                         (1,434,257)  (1,777,886)  (1,939,315)
                                          -----------  -----------  -----------
TOTAL                                     $   304,854  $   185,992  $   251,895
                                          ===========  ===========  ===========
See notes to financial statements.

SEDONA WORLDWIDE INCORPORATED
(A MAJORITY-OWNED SUBSIDIARY OF ILX RESORTS INCORPORATED)

STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

                                   YEARS ENDED             SIX MONTHS ENDED
                                   DECEMBER 31,                JUNE 30,
                             -----------------------    ----------------------
                                 1996         1997          1997         1998
                                 ----         ----          ----         ----
                                                             (Unaudited)
NET SALES (Note 6):
 Customers                   $  157,123   $   66,472    $   47,722   $   18,089
 Affiliates                     384,874      274,501       136,393       94,198
                             ----------   ----------    ----------   ----------
    Total net sales             541,997      340,973       184,115      112,287

COST OF SALES                   341,233      237,503       131,111       82,094
                             ----------   ----------    ----------   ----------
    Gross profit                200,764      103,470        53,004       30,193

SELLING, GENERAL AND
 ADMINISTRATIVE EXPENSES
 (Note 6)                       514,772      438,222       249,850      189,182
                             ----------   ----------    ----------   ----------
LOSS FROM OPERATIONS           (314,008)    (334,752)     (196,846)    (158,989)
INTEREST EXPENSE                 17,256        8,877         5,083        2,440
                             ----------   ----------    ----------   ----------
NET LOSS                     $ (331,264)  $ (343,629)   $ (201,929)  $ (161,429)
                             ==========   ==========    ==========   ==========
WEIGHTED AVERAGE SHARES OF
 COMMON STOCK OUTSTANDING     4,200,000    4,200,000     4,200,000    4,200,000
                             ==========   ==========    ==========   ==========
BASIC NET LOSS PER SHARE     $     (.08)  $     (.08)   $     (.05)  $     (.04)
                             ==========   ==========    ==========   ==========

See notes to financial statements.

SEDONA WORLDWIDE INCORPORATED
(A  MAJORITY-OWNED   SUBSIDIARY  OF  ILX  RESORTS  INCORPORATED)

STATEMENTS  OF STOCKHOLDERS' NET CAPITAL  DEFICIENCY
YEARS ENDED DECEMBER 31, 1996 AND 1997 AND
SIX MONTHS ENDED JUNE 30, 1998 (UNAUDITED)
--------------------------------------------------------------------------------

                                    COMMON STOCK
                               ---------------------
                                 SHARES      AMOUNT       DEFICIT      TOTAL
                                 ------      ------       -------      -----

BALANCE, JANUARY 1, 1996       4,200,000  $1,000,000  $(2,102,993) $(1,102,993)

  Net loss                                               (331,264)    (331,264)
                               ---------  ----------  -----------  -----------

BALANCE, DECEMBER 31, 1996     4,200,000   1,000,000   (2,434,257)  (1,434,257)

  Net loss                                               (343,629)    (343,629)
                               ---------  ----------  -----------  -----------
BALANCE, DECEMBER 31, 1997     4,200,000   1,000,000   (2,777,886)  (1,777,886)

  Net loss (unaudited)                                   (161,429)    (161,429)
                               ---------  ----------  -----------  -----------
BALANCE, JUNE 30, 1998
 (unaudited)                   4,200,000  $1,000,000  $(2,939,315) $(1,939,315)
                               =========  ==========  ===========  ===========

See notes to financial statements.

SEDONA WORLDWIDE INCORPORATED
(A MAJORITY-OWNED SUBSIDIARY OF ILX RESORTS INCORPORATED)
STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                        YEARS ENDED             SIX MONTHS ENDED
                                                        DECEMBER 31,                 JUNE 30,
                                                  ----------------------     --------------------
                                                     1996         1997         1997         1998
                                                     ----         ----         ----         ----
                                                                                   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                        $(331,264)   $(343,629)   $(201,929)   $(161,429)
 Adjustments to reconcile net  loss to
  net cash used in operating activities:
   Depreciation and amortization                    59,064       62,404       32,213       18,799
   Changes in operating assets and liabilities:
    (Increase) decrease in accounts receivable      (2,677)       3,725        2,121           72
    (Increase) decrease in inventory               (21,013)      82,948       50,146      (65,231)
    Increase in prepaid expenses and other assets  (18,573)     (14,107)     (12,832)     (14,210)
    Decrease (increase) in accounts payable        (33,249)      (4,745)      (9,219)      13,024
    Decrease in accrued expenses                   (35,370)     (14,179)     (12,211)      (8,758)
                                                 ---------    ---------    ---------    ---------
      Net cash used in operating activities       (383,082)    (227,583)    (151,711)    (217,733)
                                                 ---------    ---------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES -
 Purchase of property and equipment                   (890)     (21,138)      (9,027)     (19,411)
                                                 ---------    ---------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Principal payments on long-term debt
  and capital lease obligations                    (58,816)     (45,759)     (27,213)     (16,993)
 Advances from parent                              446,964      289,450      169,217      240,057
                                                 ---------    ---------    ---------    ---------
      Net cash provided by financing activities    388,148      243,691      142,004      223,064
                                                 ---------    ---------    ---------    ---------
INCREASE (DECREASE) IN CASH                          4,176       (5,030)     (18,734)     (14,080)

CASH, BEGINNING OF PERIOD                           18,150       22,326       22,326       17,296
                                                 ---------    ---------    ---------    ---------
CASH, END OF PERIOD                              $  22,326    $  17,296    $   3,592    $   3,216
                                                 =========    =========    =========    =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION - Cash paid during the
 period for interest                             $  29,644    $   8,877    $   5,083    $   2,439
                                                 =========    =========    =========    =========
SUPPLEMENTAL DISCLOSURE OF NONCASH
FINANCING ACTIVITIES - Notes payable
 assumed by buyer of property and
 equipment with net book value of
$180,000 (Note 6)                                $(180,000)
                                                 =========

See notes to financial statements.

SEDONA WORLDWIDE INCORPORATED
(A MAJORITY-OWNED SUBSIDIARY OF ILX RESORTS INCORPORATED)


NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996 AND 1997 AND SIX MONTHS
ENDED JUNE 30, 1998
--------------------------------------------------------------------------------

1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS - Sedona Worldwide Incorporated, formerly Red Rock Collection Incorporated (the "Company"), commenced operations in April 1992, and is incorporated in the State of Arizona. The Company is an 80 percent owned subsidiary of ILX Resorts Incorporated ("ILX").

The Company markets and distributes skin and hair care products through ILX resorts located in Arizona, Colorado and Indiana and on a limited basis through sales primarily in the southwestern United States.

BASIS OF PRESENTATION - The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As show in the financial statements, during the years ended December 31, 1996 and 1997, the Company incurred net losses of $331,264 and $343,629, respectively, and, as of those dates, the Company's current liabilities exceeded its current assets by $1,473,919 and $1,807,246 respectively, and its total liabilities exceeded its total assets by $1,434,257 and $1,777,886, respectively.

The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain financing as may be required, and ultimately to attain profitable operations. ILX has funded the Company's cash shortfalls since inception. Following the effectiveness of a registration statement to be filed on or about November 2, 1998, ILX intends to make a distribution of all of the shares of the Company's common stock which ILX holds to the ILX shareholders on a pro rata basis ("the Spin-Off"). Subsequent to the Spin-Off, an affiliate of ILX has committed to fund the Company's cash shortfalls through December 31, 1998. The Company is also attempting to obtain a credit facility to address its cash flow needs.

SIGNIFICANT ACCOUNTING POLICIES are as follows:

a. STOCK SPLIT - On August 24, 1998, the Company's shareholders approved an amendment to the Company's Articles of Incorporation to effect a six-for-one stock split of the Company's issued and outstanding shares of common stock. The stock split has been retroactively reflected in the accompanying financial statements.

b. INVENTORIES are recorded at the lower of cost (first-in, first-out) or market.

c. PROPERTY AND EQUIPMENT are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Property and equipment under capitalized leases are stated at the lesser of fair value or the present value of future minimum lease payments at the date placed in service, and amortized on the straight-line method over the term of the lease.

d. INCOME TAXES are accounted for using Statement of Financial Accounting Standards ("SFAS") No. 109, ACCOUNTING FOR INCOME TAXES. Under SFAS No. 109, deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. The Company provides for taxes as if the Company had operated on a stand-alone basis.

e. REVENUE RECOGNITION - The Company recognizes sales of products when the products are shipped. Revenue from consigned goods are recognized when sold and are not considered significant to the operations of the Company.

f. ACCOUNTING MATTERS - In June 1996, the Financial Accounting Standards Board ("FASB") issued SFAS No. 125, ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES, which is effective for fiscal years beginning after December 31, 1996. During 1997, SFAS No. 125 was adopted and had no impact on the Company's financial position, results of operations or of cash flows.

    The Company has adopted SFAS No. 128, EARNINGS PER SHARE. Loss per share data in 1996 has been restated to reflect the adoption of SFAS No. 128. Basic net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the year.

    In February 1997, the FASB issued SFAS No. 129, DISCLOSURE OF INFORMATION ABOUT CAPITAL STRUCTURE, which is effective for financial statements for periods ending after December 15, 1997 and establishes standards for disclosing information about an entity's capital structure. During 1997, SFAS No. 129 was adopted and had no significant effect on the Company's disclosures about its capital structure.

    In June 1997, the FASB issued SFAS No. 130, REPORTING COMPREHENSIVE INCOME, which is effective for financial statements for periods beginning after December 15, 1997 and establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. During 1998, SFAS No. 130 was adopted and had no material impact on its financial statement presentation or related disclosures.

    In June 1997, the FASB issued SFAS No. 131, DISCLOSURE ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, which is effective for fiscal years beginning after December 15, 1997 and establishes standards for the way that public business enterprises report information about operating segments in annual financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company has not completed the process of evaluating the impact that will result from adopting SFAS No. 131.

g. USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.  PROPERTY AND EQUIPMENT

Property and equipment at December 31 consist of the following:

                                                 1996             1997
                                                 ----             ----
Leasehold improvements (Note 4)                                $   2,600
Furniture and fixtures (Note 4)               $ 166,893          178,128
Computer equipment                               69,893           77,087
                                              ---------        ---------
Total                                           236,786          257,815

Less accumulated depreciation                  (142,204)        (204,499)
                                              ---------        ---------
Property and equipment - net                  $  94,582        $  53,316
                                              =========        =========

3.  INCOME TAXES

Deferred income taxes are provided for temporary differences between financial statement and income tax reporting for certain transactions, primarily net operating loss carryover and amortization of start-up costs capitalized.

Net deferred income taxes at December 31 consist of the following:

                                                  1996              1997
                                                  ----              ----
Deferred income tax assets                     $ 288,341         $ 467,012
Valuation allowance                             (288,341)         (467,012)
                                               ---------         ---------
Net deferred income tax asset                  $      --         $      --
                                               =========         =========

The Company files its income tax returns as a member of the ILX consolidated income tax return. However, there is no formal income tax sharing agreement to allocate income taxes among the members of the consolidated group. Historically, the Company has not recorded an income tax benefit for losses it has incurred that were utilized by ILX.

The Company has recorded a valuation allowance equal to its deferred tax asset at December 31, 1996 and 1997 because, on a stand-alone basis, the Company has never generated taxable income and there is insufficient evidence that temporary differences between financial and taxable income, as well as net operating loss carryovers, can be utilized to reduce future income taxes. This treatment results in no income tax benefit being recorded in 1996 and 1997.

The Company has approximately $800,000 of federal and state net operating loss carryovers which will begin to expire in 2011 for federal and 2001 for state.

4.  LEASE COMMITMENTS

OPERATING LEASES - The Company leases its facilities under an operating lease. The facilities are currently being leased under a renewable one-year option at an annual rate of $48,000. The Company also has an option to renew its lease annually through December 2000. Total rent expense for the years ended December 31, 1996 and 1997 was $44,000 and $48,000, respectively.

CAPITAL LEASES - The Company leases furniture and fixtures and computer equipment under capital leases. Capital lease assets and accumulated amortization included in property and equipment in the accompanying financial statements as of December 31 are as follows:

                                                               1996      1997
                                                               ----      ----
     Furniture and fixtures and computer equipment          $203,000   $97,400
     Less accumulated amortization                           124,600    67,700
                                                            --------   -------
     Net                                                    $ 78,400   $29,700
                                                            ========   =======

     Capital lease obligations at December 31 consist of the following

                                                               1996      1997
                                                               ----      ----

     Obligations under capital leases                        $115,110   $60,736
     Less amount representing interest at 9.54% to 11.55%      14,431     5,816
                                                             --------   -------
                                                              100,679    54,920
     Less current portion                                      45,759    30,964
                                                             --------   -------
     Long-term portion of capital lease obligations          $ 54,920   $23,956
                                                             ========   =======

5.  DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS, requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates are made at a specific point in time and are based on relevant market information and information about the financial instrument; they are subjective in nature and involve uncertainties, matters of judgment and, therefore, cannot be determined with precision. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular instrument. Because the fair value is estimated as of December 31, 1997, the amounts that will actually be realized or paid in settlement of the instruments could be significantly different.

For the Company's cash, the carrying amount is the fair value. The carrying amount is assumed to be the fair value for accounts receivable, accounts payable and other accrued expenses because of the short maturity of the portfolios. The fair value of the Company's capital lease obligations approximates the terms in the marketplace under which they could be replaced. Therefore, the fair value approximates the carrying value of these financial instruments.

6.  RELATED PARTIES

Sales to affiliates for the years ended December 31, 1996 and 1997 were $384,874 and $274,501 representing approximately 71 percent and 81 percent, respectively, of total sales.

Certain administrative expenses aggregating $21,000 and $19,800 during the years ended December 31, 1996 and 1997, respectively, have been allocated to the Company by ILX based on a budget formula that was agreed upon by ILX and its subsidiaries at the beginning of the year.

In December 1995, the Company sold its building to an affiliate for $500,000. The purchase price consisted of a reduction in the principal balance of the Company's note payable to the affiliate of $320,000 in December 1995 and, in January 1996, payment by the affiliate of the $180,000 note collateralized by a deed of trust on the building. The Company leased back the building for a one-year term, with four one-year options to renew through December 2000. Rent of $44,000 was paid in 1996 and $48,000 in 1997.

7.  NOTE TO UNAUDITED FINANCIAL STATEMENTS (UNAUDITED)

The accompanying unaudited consolidated financial statements for the six months ended June 30, 1997 and 1998 have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments and reclassifications considered necessary for a fair and comparable presentation have been included and are only of a normal recurring nature. Operating results for the six months ended June 30, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998.

RELATED PARTIES - Sales to affiliates for the six months ended June 30, 1997 and 1998 were $136,393 and $94,198, representing approximately 74 percent and 84 percent, respectively, of total sales.

8.  SUBSEQUENT EVENTS

On October 13, 1998, the Company's shareholders approved an amendment to the Company's Articles of Incorporation to increase the number of the Company's authorized shares of common stock to 50,000,000.


                                  * * * * * * *

                                    PART III

                           ITEM 1 - INDEX TO EXHIBITS

 EXHIBIT                                                            LOCATION IN
   NO.                         DESCRIPTION                          EDGAR FILING
 -------                       -----------                          ------------

  2.1      Articles of Incorporation of Registrant, as amended         Page 42

  2.2      ByLaws of Registrant, as amended                            Page 51

  6.1     Agreement,  dated as of January 1, 1997, among the           Page 69
          Registrant Page and ILX Incorporated, on the one hand, and Todd Fisher, on the other hand

  6.2     Agreement,  dated as of January 1, 1997, among the           Page 75
          Registrant  and  ILX   Incorporated,   and  Debbie
          Reynolds, on the other hand

  6.3     Lease  Agreement,  dated December 29, 1995,  among           Page 84
          the Registrant and Edward John Martori

  6.4     Agreement,  dated as of December 29,  1995,  among           Page 91
          ILX     Incorporated,      Martori     Enterprises
          Incorporated,   Los  Abrigados   Partners  Limited
          Partnership,  Registrant,  Edward J.  Martori  and
          Joseph P.  Martori,  as  trustee  for  Cynthia  J.
          Polich   Irrevocable  Trust  dated  June  1,  1989
          relating to the sale/leaseback of certain real property and amendment of other agreements in connection therewith

  6.5     Master  Lease  Agreement,  dated as of  April  13,           Page 136
          1993, among ILX Incorporated and CRA, Inc.

  27      Financial Data Schedule                                      Page 150


                                      III-1

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     SEDONA WORLDWIDE INCORPORATED


November 3, 1998                     By: /s/  Mia A. Green
                                        --------------------------
                                     Name:  Mia A. Green
                                     Title: President




                                       S-1